

Mail Stop 3561

September 2, 2008

By Facsimile and U.S. Mail

Mr. Thomas Scozzafava
Chief Executive Officer
Seaway Valley Capital Corporation
10-18 Park Street, 2nd Floor
Gouverneur, NY 13642

> **Re:** **Seaway Valley Capital Corporation**
> **Item 4.02 Form 8-K**
> **Filed August 27, 2008**
> **File No. 001-11115**

Dear Mr. Scozzafava:

We have reviewed your supplemental response letter dated August 27, 2008 related to your Form 10-KSB filed April 15, 2008 as well as the above filing and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K Filed August 27, 2008

1. Please tell us if your certifying officer considered the effect of the errors on the accuracy of prior disclosures regarding disclosure controls and procedures under Item 307 of Regulation S-K in light of the restatement of the financial statements. If such officer has concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods restated, you should disclose this determination in an amended Form 8-K. Otherwise, please explain to us why the discovery of these errors did not affect your conclusion regarding the effectiveness of disclosure controls and procedures.

Please respond to this comment within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Please understand that we may have additional comments after reviewing your response to our comment. Please submit your response letter on EDGAR as a correspondence file.

       You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Donna Di Silvio, Senior Staff Accountant at (202) 551-3202 or me at (202) 551-3720 if you have any questions regarding this comment or related matters.

       Sincerely,

       Andrew Mew
       Accounting Branch Chief